Mail Stop 4561

July 31, 2007

Tom Manley
Senior Vice President, Finance & Administration
and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada K1G 4K9

   Re: Cognos Inc.
     Form 10-K for the Fiscal Year Ended February 28, 2007
     Filed April 27, 2007
     File No. 033-72402

Dear Mr. Manley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief